Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

Exemption No.
82 - 4163

02 APR -9 AM 9:46

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

March 25, 2002

02028311

DELIVERED

SUPPL

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Dear Sirs:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-M-1

Please be advised that Cantex has granted 350,000 director and management company options exercisable at $0.10 per share until March 15, 2007 (the "Options"). The Options are non-transferable. The Options were traded to three directors and one management company pursuant to the Stock Option Plan approved by shareholders at the Special Meeting held on December 17, 1997 pursuant to the rules of the Toronto Stock Exchange (the "Rules") as amended on April 20, 1999, May 15, 2000, November 16, 2000 and June 26, 2001 and in reliance on Ontario Securities Commission Rule 45-503 - Trades to Employees, Executives and Consultants (the "OSC Rule"). The following further information is provided pursuant to the OSC Rule and the Rules:

1. Full Name and Address of Vendor:

   OUTLOOK RESOURCES INC.
   Suite 1220, The Thomson Building
   65 Queen Street West
   Toronto, Ontario
   M5H 2M5

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

   OUTLOOK RESOURCES INC.
   Suite 1220, The Thomson Building
   65 Queen Street West
   Toronto, Ontario
   M5H 2M5

   250,000 director and management company options to purchase common shares at $0.10 per share until March 15, 2007.

dw 4/9

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

3. Date of Trade

March 15, 2002 subject to approval of the CDNX which was granted on March 22, 2002

4.

Full Name and Address of Purchaser	Number of Options Acquired	Expiry Date
William R. Johnstone Suite 1515 390 Bay Street Toronto, Ontario M5H 2Y2	50,000	March 15, 2007
David Jolley Suite 1220, The Thomson Building 65 Queen Street West Toronto, Ontario M5H 2M5	50,000	March 15, 2007
Robert Farah Suite 1220, The Thomson Building 65 Queen Street West Toronto, Ontario M5H 2M5	50,000	March 15, 2007
GPI Management Group Inc. Suite 1220, The Thomson Building 65 Queen Street West Toronto, Ontario M5H 2M5	200,000	March 15, 2007
	350,000	

5. Other Details:

Included with this correspondence is a cheque for $80.00 to cover the filing fee in relation hereto.

Yours very truly,

JOHNSTONE & COMPANY

Per: Kathleen E. Skerrett

cc: Canadian Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**
Outlook Resources Inc.

F:\WPDOC\STOCKOPT\GRANT\FMI\march1502gso.wpd

Johnstone & Company